UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2003.

OR

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of l934

 For the transition period from                     to

Commission File Number 001-14039

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS & PROTECTION PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

CALLON PETROLEUM COMPANY

200 NORTH CANAL STREET
NATCHEZ, MISSISSIPPI 39120

The Callon Petroleum Company Employee Savings and Protection Plan (the “Callon Petroleum Company Employee Savings and Protection Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended “ERISA”). Attached hereto are the financial statements of the Callon Petroleum Company Employee Savings and Protection Plan for the fiscal year ended December 31, 2003 prepared in accordance with the financial reporting requirements of ERISA.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND
PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002

December 31, 2003 and 2002 and
Year Ended December 31, 2003

INDEPENDENT AUDITOR’S REPORT

Plan Administrators
Callon Petroleum Company
Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the accounting standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Horne CPA Group

Jackson, Mississippi
October 8, 2004

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
ASSETS
Investments - Participant directed
Pooled separate accounts	$9,339,318	$7,106,627
Participant loans	737,198	778,344
Cash value of life insurance	92,537	79,777
Employer securities	2,210,997	595,504

Total investments	12,380,050	8,560,252

Employer contribution receivable	87,192	81,729

Total assets	$12,467,242	$8,641,981

Net assets available for benefits	$12,467,242	$8,641,981

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets
Available for Benefits
Year Ended December 31, 2003

Additions to net assets attributed to investment income
Net appreciation in fair value of investments	$2,212,854
Interest	34,824
Dividends	289,760
Increase in cash surrender value of life insurance	12,760

Total investment income	2,550,198

Contributions
Employer – cash	330,577
Employer – noncash	347,135
Employee	566,443
Rollovers	429,338

Total contributions	1,673,493

Total net additions	4,223,691

Deductions from net assets attributed to
Benefits paid to participants	389,426
Administrative expenses	3,621
Other expenses	5,383

Total deductions	398,430

Net increase	3,825,261
Net assets available for plan benefits
Beginning of year	8,641,981

End of year	$12,467,242

See accompanying notes.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2003 and 2002 and
Year Ended December 31, 2003

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Employees become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one. Eligibility dates are the first day of each month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participating employees may make salary deferrals up to the maximum allowable by the Internal Revenue Service. For the year ended December 31, 2003 and 2002, the Company contributed a 2.5 percent non-matching contribution in cash and a 2.5 percent non-matching contribution in the form of Callon Petroleum Company common stock for each employee’s eligible compensation. The Company also made a matching contribution at the rate of .3125 percent in cash and ..3125 percent in stock for every 1 percent that was deferred by the participant, limited to a maximum matching contribution by the Company of 2.5 percent in cash and 2.5 percent in stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and earnings thereon and an allocation of the Company’s non matching contribution, and Plan earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

Effective August 1, 2002, participants direct contributions, including employer cash matching contributions, into any of the investment options offered by ING. Prior to August 2002, participants could direct their contributions into investment options offered by Equitable Life Assurance Society (“Equitable”). Participants may change their investment options at any time.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon and in the Company’s contributions and earnings thereon.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2003 and 2002 and
Year Ended December 31, 2003

NOTES TO FINANCIAL STATEMENTS

Note 1. Continued

Participant Loans

Loans are available to participants on a reasonably equivalent basis, at a minimum amount of $1,000 and bearing interest at a reasonable rate. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is 30 years. Each loan is secured by the borrowing participant’s vested account balance; however, additional collateral may also be required. For the year ended December 31, 2003, the Plan allows participants to borrow up to seven loans at a time, which consist of five regular loans and two residential loans. The maximum of any new loans, when added to the outstanding balance of all other loans from the Plan, will be limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant’s current outstanding balance of loans as of the date of the new loan, or (b) one-half of the participant’s vested interest in the Plan. For the year ended December 31, 2002, the Plan allowed participants to borrow up to 50 percent of their total account balance, provided that the participant had participated in the Plan for at least 12 consecutive months and did not have any other loans outstanding at the time of the request.

Payment of Benefits

Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of his or her account, or (b) receive installments over a period not to exceed the employee’s and beneficiary’s assumed life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2. Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2003 and 2002 and
Year Ended December 31, 2003

NOTES TO FINANCIAL STATEMENTS

Note 2. Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments

All Plan investments as of December 31, 2003 and 2002 are held by ING, the Plan custodian. Investments in pooled separate accounts are reported at the value reported to the Plan by ING, which approximates fair value. Investments in Callon Petroleum Company common stock is reported at quoted market values. Participant’s loans are reported at the outstanding principal balance which approximates fair value.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company absorbs substantially all administrative expenses of the Plan.

Note 3. Investments

The following table presents the fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets at December 31, 2003 and 2002.

	2003	2002
Pooled separate accounts
ING Fixed Account	$5,341,570	$4,115,776
ING VP Index Plus LargeCap Portfolio	436,526	490,606
Fidelity VIP Growth Portfolio	812,334	646,284

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2003 and 2002 and
Year Ended December 31, 2003

NOTES TO FINANCIAL STATEMENTS

Note 3. Continued

	2003	2002
Employer securities-Callon Petroleum Company Stock	$2,210,997	$595,504
Participant loans	737,198	778,344

The Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated $2,212,854 during the year ended December 31, 2003 as follows:

Pooled separate accounts	$935,071
Employer securities-Callon Petroleum Company stock	1,277,783

Net appreciation in fair value of investments	$2,212,854

Note 4. Tax Status of Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 5. Related-Party Transactions

The investment in pooled separate accounts is managed by ING. ING is the custodian of the Plan assets as defined by the Plan and, therefore, transactions in these investments, as well as investments in employer securities and participant loans, qualify as party-in-interest transactions.

Note 6. Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan’s Form 5500 is reported on the cash basis of accounting. Therefore, the following reconciliation is included to reconcile the net assets available for benefits and the net decrease in net assets available for benefits per the financial statements to the Form 5500.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
December 31, 2003 and 2002 and
Year Ended December 31, 2003

NOTES TO FINANCIAL STATEMENTS

Note 6. Continued

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$12,467,242	$8,641,981
Employer contribution receivable	(87,192)	(81,729)

Net assets available for benefits per the Form 5500	$12,380,050	$8,560,252

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31,
2003
Net increase in net assets available for benefits per the financial statements	$3,825,261
Less current year employer contribution receivable	(87,192)
Plus prior year employer contribution receivable	81,729

Net increase in net assets available for benefits per the Form 5500	$3,819,798

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002

Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of		(d) Current
(a)	Issuer, Borrower	(c) Description	Value
	Pooled accounts
*	ING	Separate Account, ING Fixed Account	$5,341,570
*	ING	Separate Account, ING VP Money Market Portfolio – 680.169 units	7,250
*	ING	Separate Account, ING GNMA Income Fund – 595.271 units	6,536
*	ING	Separate Account, ING PIMCO Total Return Portfolio – 1,155.502 units	12,968
*	ING	Separate Account, Pioneer High Yield Fund – 4,465.227 units	58,913
*	ING	Separate Account, ING UBS Tactical Asset Allocation – 2,832.647 units	29,026
*	ING	Separate Account, ING VP Strategic Allocation Balanced Portfolio – 4,321.734 units	41,243
*	ING	Separate Account, ING VP Strategic Allocation Income Portfolio – 840.936 units	8,750
*	ING	Separate Account, Oppenheimer Capital Income Fund – 46,492.679	532,433

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of		(d) Current
(a)	Issuer, Borrower	(c) Description	Value
	Pooled Accounts (Continued)
*	ING	Separate Account, Alliance Bernstein Growth and Income Portfolio – 46,585.910 units	$473,713
*	ING	Separate Account, ING Van Kempen Comstock Portfolio – 2,900.472 units	31,452
*	ING	Separate Account, ING VP Index Plus LargeCap Portfolio – 58,597.812 units	436,526
*	ING	Separate Account, Fidelity VIP Growth Portfolio – 128,869.439 units	812,334
*	ING	Separate Account, Fidelity VIP II Contrafund – 7,883.690 units	73,573
*	ING	Separate Account, ING T. Rowe Price Growth Equity Portfolio – 10,123.803 units	79,971
*	ING	Separate Account, Ariel Appreciation Fund – 4,615.563 units	50,083
*	ING	Separate Account, Ariel Fund – 17,455.169 units	269,954
*	ING	Separate Account, Baron Growth Fund – 7,972.870 units	99,644
*	ING	Separate Account, Fidelity Advisor Mid Cap Fund – 15,341.527 units	156,254

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of		(d) Current
(a)	Issuer, Borrower	(c) Description	Value
	Pooled Accounts (Continued)
*	ING	Separate Account, Franklin Balance Sheet Investment Fund – 2,782.595 units	$37,409
*	ING	Separate Account, Franklin Small-Mid Cap Growth Fund – 31,020.835 units	184,689
*	ING	Separate Account, ING American Century Small Cap Value Portfolio – 1,059.330 units	11,674
*	ING	Separate Account, ING VP Index Plus SmallCap Portfolio – 7,125.585 units	86,529
*	ING	Separate Account, Lord Abbett Mid-Cap Value Fund – 2,510.094 units	29,871
*	ING	Separate Account, Prudential Jennison Equity Opportunity Fund – 2,553.957 units	27,029
*	ING	Separate Account, ING VP International Value Portfolio – 11,090.038 units	116,443
*	ING	Separate Account, Oppenheimer Global Fund – 19,054.204 units	173,358
*	ING	Separate Account, Templeton Foreign Fund – 2,867.620 units	32,373

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer I.D. Number 94-0744280
Plan Number 002
Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of		(d) Current
(a)	Issuer, Borrower	(c) Description	Value
	Pooled Accounts (Continued)
*	ING	Separate Account, Templeton Growth Fund – 9,504.086 units	$117,750

	Total Pooled Accounts		9,339,318
*	Participant Loans	4.75 percent to 7.5 percent interest rate, maturity of up to 5 years, with residential loans maturing in 30 years	737,198
*	Callon Petroleum Company	210,811 shares	2,210,997
	Equitable Life Assurance Society	Life Insurance Policies	92,537

			$12,380,050

*	Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY (Registrant)

Date:	October 14, 2004	By: /s/ John S. Weatherly

John S. Weatherly
Senior Vice President and Chief Financial Officer (on behalf of the registrant and as the principal financial officer)

October 14, 2004

EXHIBIT INDEX

Exhibit Index	Description
23.1	Consent of Horne CPA Group, independent accountants